Mail Stop 3561
      May 4, 2006

John L. Morgan
Chairman and Chief Executive Officer
Winmark Corporation
4200 Dahlberg Drive, Suite 100
Minneapolis, MN 55422-4837

      Re:	Winmark Corporation
Registration Statement on Form S-1
		Filed April 19, 2006
      	File No. 333-133393

Dear Mr. Morgan:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note that you intend to conduct a delayed offering of the registered securities under Rule 415 of the Securities Act.
Please
tell us which paragraph of Rule 415(a)(1) you intend to rely upon in connection with your offering. For example, it does not appear that
Rule 415(a)(1)(x), which permits securities to be offered on a delayed basis by or on behalf of the registrant, is available to you since that paragraph is only applicable to registration statements on
Form S-3. If you intend to conduct a continuous offering in reliance on Rule 415(a)(1)(ix), please revise to clarify, if true, that the offering will be commenced promptly, will be made on a continuous basis, and may continue for a period in excess of 30 days. In the latter case, please also revise the cover page of the prospectus to identify the maximum aggregate principal amount of each type of note that will be issued.

Undertakings
2. Please disclose the full undertakings in Item 512(a)(5) and (6) of
Regulation S-K, as applicable.  See SEC Release 33-8591 (July 19,
2005) and Securities Offering Reform Transition Questions and
Answers
located on our website at www.sec.gov.

Signatures
3. Please have your principal financial officer and principal accounting officer or controller sign in these capacities. See
Instructions to signatures to Form S-1.

******

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Kurt Murao, Attorney Advisor, at (202) 551-
3338,
Peggy Kim, Senior Staff Attorney, at (202) 551-3411 or me at (202) 551-3720 with any other questions.

      					Sincerely,



						H. Christopher Owings
      					Assistant Director


cc: 	Jonathan B. Levy, Esq.
      Fax: (612) 371-3207

John L. Morgan
Winmark Corporation
May 4, 2006
Page 1